Exhibit 99.4

CONSENT OF QUALIFIED PERSON

New Pacific Metals Corp. (the "Company")

Reference is made to the technical report titled “Carangas Deposit - Preliminary Economic Assessment of October 1st, 2024 (the "Report").

The undersigned, hereby certify that I have read the News release and that such document fairly and accurately represents the information in the Report.

Dated this 1st day of October 2024.

/s/ Alex Zhang

Signature of Qualified Person

Alex Zhang, P.Geo.

Print name of Qualified Person